UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: 811-22756								Date examination completed: November 30, 2015
2. State identification Number:
AL	Advisor Class: 48456 Investor Class: N/A	AK	N/A	AZ	N/A	AR	N/A	CA	N/A	CO	2013-52-250
CT	Advisor Class: 1079793 Investor Class: N/A	DE	N/A	DC	N/A	FL	N/A	GA	SCMF049318	HI	N/A
ID	N/A	IL	60027229	IN	13-0029IC	IA	N/A	KS	N/A	KY	N/A
LA	N/A	ME	N/A	MD	N/A	MA	N/A	MI	N/A	MN	R-55307.1
MS	Advisor Class: N/A Investor Class: 60066861	MO	N/A	MT	N/A	NE	N/A	NV	N/A	NH	N/A
NJ	NA	NM	N/A	NY	Advisor Class: S33-49-70 Investor Class: N/A	NC	52726	ND	N/A	OH	N/A
OK	N/A	OR	N/A	PA	2013-02-070MF	RI	N/A	SC	N/A	SD	N/A
TN	Advisor Class: N/A Investor Class: M14-3282	TX	Advisor Class: N/A Investor Class: 106625	UT	N/A	VT	N/A	VA	183038	WA	Advisor Class: N/A Investor Class: 60066958
WV	N/A	WI	N/A	WY	27623	PUERTO RICO					N/A
Other (specify):
3. Exact name of investment company as specified in registration statement: Spectrum Low Volatility Fund, a series of the Advisors Preferred Trust
4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

November 30, 2015

We, as members of management of Spectrum Low Volatility Fund and Spectrum Advisors Preferred Fund (the “Funds”), each a series of Advisors Preferred Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of September 30, 2015, and from June 30, 2015 (the date of our last examination for Spectrum Low Volatility Fund) and July 31, 2015 (the date of our last examination for Spectrum Advisors Preferred Fund), through September 30, 2015.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of September 30, 2015, and from June 30, 2015 (the date of our last examination for Spectrum Low Volatility Fund) and July 31, 2015 (the date of our last examination for Spectrum Advisors Preferred Fund), through September 30, 2015, with respect to securities reflected in the investment account of each Fund.

Spectrum Low Volatility Fund

Spectrum Advisors Preferred Fund

/s/ Catherine Ayers-Rigsby _

President

/s/ Kevin Wolf .

Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

Advisors Preferred Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Spectrum Low Volatility Fund and Spectrum Advisors Preferred Fund (the “Funds”), each a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 as of September 30, 2015. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2015, and with respect to agreement of security purchases and sales, for the period from June 30, 2015 (the date of our last examination for Spectrum Low Volatility Fund) and July 31, 2015 (the date of our last examination for Spectrum Advisors Preferred Fund), through September 30, 2015:

  Confirmation of all securities held by institutions in book entry form at National Financial Services, LLC and U.S. Bank, N.A (the “Custodian”).

  Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

  Reconciliation of all such securities to the books and records of the Funds and the Custodian.

  Agreement of four security purchases and three security sales or maturities for the Funds since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of September 30, 2015, with respect to securities reflected in the investment account of each Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Board of Trustees of Advisors Preferred Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN FUND AUDIT SERVICES, LTD.

Cleveland, Ohio

November 30, 2015